United States securities and exchange commission logo





                            April 24, 2023

       Gregory Graves
       Chief Financial Officer
       ENTEGRIS INC
       129 Concord Road
       Billerica, Massachusetts 01821

                                                        Re: ENTEGRIS INC
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 8-K Filed
February 14, 2023
                                                            File No. 001-32598

       Dear Gregory Graves:

              We have reviewed your April 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 30, 2023 letter.

       Form 8-K Filed February 14, 2023

       Exhibit 99.1, page 10

   1.                                                   We note your response
to comment 2. Please address the following:
                                                            Confirm you will
expand your disclosures related to integration costs as well as contractual and
non-cash integration costs to provide a discussion of the components of each of these
adjustments along with quantification of the components;
                                                            We note that
integration costs include employee-related costs related to severance and retention.
Quantify the amount associated with severance and retention
                                                           separately;
                                                            We note that there
are retention costs included in the integration costs line item as well as CMC
retention costs included in the contractual and non-cash integration costs line item.
Tell us the periods over which these types of compensation costs are
 Gregory Graves
ENTEGRIS INC
April 24, 2023
Page 2
              expected to be incurred. For retention costs that extend beyond a year, please further explain how you determined that the adjustment for these costs is appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure
              Interpretations, as updated December 13, 2022; and
                For professional services included in integration costs line item, confirm that there are no ongoing payments associated with these professional services. Otherwise, tell us the periods over which these services are expected to be incurred and further explain how you determined the adjustment for these costs is appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure
              Interpretations, as updated December 13, 2022.

       You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if
you have any questions.



                                                               Sincerely,
FirstName LastNameGregory Graves
                                                               Division of
Corporation Finance
Comapany NameENTEGRIS INC
                                                               Office of
Industrial Applications and
April 24, 2023 Page 2                                          Services
FirstName LastName